180 Van Riper Avenue •Elmwood Park, New Jersey 07407 • Telephone 201-791-0700 Fax 201-791-8015

July 25, 2006

Via Fax, FedEx and EDGAR

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kreisler Manufacturing Corporation

Form 10-KSB for the year ended June 30, 2005

Filed December 28, 2005

File No. 000-04036

Dear Ms. Cvrkel:

Kreisler Manufacturing Corporation (the “Company”) submits the following responses to comments raised in your letter (the “Comment Letter”) addressed to Edward A. Stern, Chief Financial Officer of the Company, dated July 12, 2006. In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.

Amended Form 10-KSB for the year ended June 30, 2005

Notes to the Financial Statements

Note A. Operations and Summary of Significant Accounting Policies, page 12

- Revenue Recognition, page 12

1.	We note from your response to our prior comment 6 that you recognize revenue at the time of shipment for contracts where the quality inspection and product acceptance are performed at the customer’s location. When contractual customer acceptance provisions exist, we generally do not believe that revenue recognition is appropriate until customer acceptance occurs or the acceptance provisions lapse. In this regard, please explain to us how your accounting policy with respect to the recognition of revenue prior to the quality inspection and acceptance provisions have been met complies with the guidance outlined in Question 3:B of Topic 13 of the Staff Accounting Bulletins. For example, if you believe such provisions are essentially general rights of return and should be accounted for in accordance with SFAS No. 48, please revise your disclosure to

Ms. Linda Cvrkel

United States Securities and Exchange Commission

July 25, 2006

clearly indicate so and disclose that you have sufficient historical experience to demonstrate your ability to estimate the returns in order for revenue to be recognized prior to customer acceptance. Your response should clearly explain to us why you believe the terms of the acceptance provisions in these contracts do not preclude revenue recognition at the time of shipment in accordance with Topic 13 of the Staff Accounting Bulletins.

Question 3:B of Topic 13 states that after delivery of a product or performance of a service, if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. In those instances in which customer quality inspection and product acceptance are performed at the customer’s location, the Company has a high degree of certainty that the product will be accepted by the customer. An analysis of the Company’s historical U.S. Government product returns for the period January 1, 2000 through June 30, 2006 results in product shipments totaling 148,000 pieces and product returns totaling 20 pieces. There were no U.S. Government product returns between January 1, 2004 and June 30, 2006. The Company’s low U.S. Government product return rate of 1 piece for every 7,400 shipped (a defect rate of 0.000135 or 135 defects per million pieces shipped) results in a high degree of certainty that any products that require customer quality inspection and product acceptance at the customer’s location will not be returned and, as a result, does not preclude the Company from recognizing the revenue on such products at the time of shipment.

2.	Please confirm to us that you will revise the notes to the financial statements to similarly disclose the information in your response to prior comment number 7 with respect to the short manufacturing lead time to produce your components.

The Company will revise the notes to the financial statements in future filings accordingly to similarly disclose the information in the response to prior comment number 7 with respect to the short manufacturing lead time to produce components.

- Reclassification, page 14

3.	We note from your response to our prior comment 9 that during 2005 you made management changes which included a newly appointed CEO and CFO, a newly hired controller and the relocation of your corporate office from Florida to New Jersey. Although your response details the changes in personnel and duties transferred from Florida to New Jersey, we are still unclear as to the specific costs that were included in the reclass from cost of sales to selling, general and administrative. Please explain to us in detail the nature of the costs that had been originally included in cost of sales for fiscal 2005 that were reclassified to selling, general and administrative.

Ms. Linda Cvrkel

United States Securities and Exchange Commission

July 25, 2006

The nature of the costs that had been originally included in cost of sales for fiscal 2005 that were reclassified to selling, general and administrative expenses was related to employee payroll and benefit costs. Specifically, the payroll and benefit costs of the following positions were reclassified from cost of sales to selling, general and administrative: new CEO, new CFO, new Controller (the Company’s Controller in Florida and the new Controller in New Jersey overlapped for 6 months), new Accounts Payable Clerk (the Company’s Accounts Payable Clerk in Florida and the new Accounts Payable Clerk in New Jersey overlapped for 6 months) and the Director of Sales and Marketing.

4.	We note from your response to our prior comment 12 that you will describe the material terms of the lease extension in a Form 8-K. Please confirm that you will also revise the notes to your financial statements and MD&A in future filings, such as Form 10-QSB and Forms 10-KSB to discuss the terms of the new lease arrangement.

The Company will revise the notes to the financial statements and MD&A in future filings, such as Form 10-QSB and Form 10-KSB, to discuss the terms of the new lease agreements. Please note that a Form 8-K describing the material terms of the lease extension was filed on July 12, 2006.

Please do not hesitate to contact me with any questions or comments. I may be reached at 201-693-9222 or via e-mail at eastern@kreisler-ind.com.

Sincerely,

/s/ Edward A. Stern
Edward A. Stern Co-President and Chief Financial Officer

cc:	Mr. John W. Poling, Kreisler Manufacturing Corporation

Mr. Michael D. Stern, Kreisler Manufacturing Corporation

Mr. John Cavallone, Rothstein, Kass & Company, P.C.

Mr. Alan Lieblich, Esq., Blank Rome LLP

Ms. Claire Erlanger, United States Securities and Exchange Commission

Ms. Jean Yu, United States Securities and Exchange Commission